December 2, 2019

Julio Macedo
Manager
American Diversified Energy LLC
711 W. 17th Street, Suite D-5
Costa Mesa, CA 92627

       Re: American Diversified Energy LLC
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed November 5, 2019
           File No. 024-10904

Dear Mr. Macedo:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Amendment No. 3 filed November 5, 2019

Use of Proceeds, page 44

1. We refer you to the first sentence of the first paragraph. Please revise the net proceeds of
      $520,000 to be consistent with net proceeds of $1,600,000, as disclosed in the table.
2. In footnote (5) you indicate "..construction beyond the Harbor District Project has not been specifically identified." However, disclosure on pages 86, 91 and F-28 indicates you have executed an agreement with Niles East Mobile Home Estates to construct and operate a solar energy facility and entered into three separate Option to Purchase
      Agreements, two in Florida and one in California. Furthermore, in the Summary of the
      Offering, page 3, you disclose you intend to use proceeds from this Offering towards the aforementioned projects. Please explain why you have not identified the agreements here
 Julio Macedo
American Diversified Energy LLC
December 2, 2019
Page 2
         or revise your disclosure here to identify these projects and the proceeds to be used towards them. Refer to Item 6 of Form 1-A.
3. We refer you to footnote (6) wherein you disclose the $379,419 advanced to the Company by Julio Macedo is reflected as Related Party Advances on the July 31, 2019 balance sheet. We are unable to locate any related party advances on the July 31, 2019 balance sheet. Additionally, you state "The portion, remaining unpaid is $172,447 has been repaid." It is unclear from your disclosure whether there remains a portion unpaid or not.
         Please revise to clarify. If unpaid, please explain where it is recorded on the balance sheet. If paid, explain why you have allocated the use of proceeds towards the repayment.
Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 89

4. We refer you to the fourth paragraph on page 90 where you disclose, "Of the $2,000,000
         Minimum Offering Amount, as discussed in the Use of Proceeds, supra, there are net proceeds of $520,000 which will be used to pay $500,000 for the License Permit Fee and
         $20,000." Please revise your disclosure to indicate there are net proceeds of $1,600,000 and indicate how such proceeds will be used.
5. Again, we refer you to the fourth paragraph on page 90 where you disclose "..the plan of solar operations will be paid from the net proceeds of $1,600,000 investment in ADE
         Crescent by Corvette, LLC." Please revise to indicate the plan of solar operations will be paid in part from the proceeds of the sale ADE Crescent and the $1,600,000 in proceeds from this Offering.
Results of Operations, page 91

6. Please revise to also discuss the nine months ended July 31, 2019 as compared to the nine months ended July 31, 2018.
Liquidity and Capital Resources, page 92

7. We note you disclose $1,542,781 in convertible notes, net of discounts of $185,966, as of
       July 31, 2019. Please explain the discrepancy with the $1,456,815, net of discounts, reported on your balance sheet or revise. Please also review your reference on page 91 to
       $1,626,250 in proceeds attributable to convertible notes payable as of July 31, 2019 and explain why the proceeds are less than the gross payable reported on the July 31, 2019 balance sheet of $1,642,781 or revise.
FirstName LastNameJulio Macedo
8. We note you disclose the Company will need "significant capital in excess of the
Comapany NameAmerican Diversified Energy LLC Please explain why this amount is different minimum Offering amount of $1.8 million."
       than $1.6 million disclosed on the cover and page 44 or revise.
December 2, 2019 Page 2
FirstName LastName
 Julio Macedo
FirstNameDiversified Energy LLC
American LastNameJulio Macedo
Comapany2, 2019
December NameAmerican Diversified Energy LLC
Page 3
December 2, 2019 Page 3
FirstName LastName
Compensation of Directors and Executive Officers , page 94

9. Please update your disclosure to include the amounts of your executive compensation for your fiscal year ended October 31, 2019. Refer to Item 11 of Offering Circular of Form 1-
         A.
Financial Statements, page F-1

10. We note in exchange for 75% interest in ADE Crescent you received $2,000,000 from
         Corvette LLC to be used towards the completion of construction of the Harbor District
         Solar Facility. After the $400,000 reimbursement to you for certain expenses already incurred, there remained $1,600,000. As disclosed on page 4 ,"Of the $1,600,000, there remains $975,941, and of that, $975,865 has been used to cover general and administrative expenses, and the repayment of a portion of the Related Party Notes."
         Please explain how the $975,865 is reflected in the financial statements and support your accounting and presentation.
Note 5 - Related party Transactions
Option to Purchase Compressed Natural Gas Stations - Pompano Beach, Florida, page F-22

11.      We note on July 30, 2018 you entered into an agreement with American
CNG
         regarding Pompano Beach. Your disclosure indicates an option price of $50,000, which has "not" been paid. Disclosure elsewhere on pages 86 and 96 indicates an option price of
         $100,000 that has been paid. Please explain the inconsistency or revise. Please explain how you accounted for the option agreement and where it is reflected in the financials.
Note 10 - Subsequent Events
Investment of Corvette, LLC in ADE Crescent City LLC and Summary of the Amended Restated Operating Agreement of ADE Crescent City LLC, page F-26

12. Please explain how you accounted for the sale of the 75% interest in ADE Crescent and the 25% you retained, including whether you remained in control or lost control. In doing so, please support all amounts recorded in your July 31, 2019 balance sheet and cash flow statement. Please explain why it was appropriate to present your investment net of
         $472,855 in costs and the nature of such costs. If you concluded control was lost, please explain why no gain or loss was recorded upon derecognition. Your response should be detailed in supporting your accounting treatment, amounts recorded and include the guidance you relied on. Please also add disclosure that explains your accounting treatment and financial statement activity.
13. Please explain your accounting basis for recording a negative carrying amount for your equity method investment as of July 31, 2019, and why you have not recorded your share of earnings or losses on the income statement. Reference is made to ASC 323-10-35-20.
14. Rule 8-03(b)(3) of Regulation S-X requires the disclosure of sales, gross profit, net income (loss) from continuing operations, net income, and net income attributable to the
 Julio Macedo
American Diversified Energy LLC
December 2, 2019
Page 4
      investee for equity investees that constitute 20 percent or more of a registrant's consolidated assets, equity or income from continuing operations attributable to the registrant. Please revise to provide such applicable disclosure for your investment in ADE
      Crescent or explain in detail why such disclosure is not required.
Exhibit 11.1, Consent of dbbmckennon, page III-1

15. We note your consent omits a reference to the balance sheet. Please have your auditor revise the consent to include such a reference.
       You may contact Scott Stringer at (202) 551-3272 or Adam Phippen at
(202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameJulio Macedo
                                                          Division of
Corporation Finance
Comapany NameAmerican Diversified Energy LLC
                                                          Office of Trade &
Services
December 2, 2019 Page 4
cc:       Kristin Cano, Esq.
FirstName LastName